November 29, 2005

Mr. Jay Mumford
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 0603
Washington, D.C.  20549

         Re:      Wimax EU, Ltd
                  Amendment No.3 to Registration Statement to Form SB-2 Filed October 21, 2005
                  File No. 333-123351

Dear Mr. Mumford:

We represent Wimax EU, Ltd ("Wimax" or the "Company"). We are in receipt of your letter dated November 2, 2005 regarding the above referenced filing and the following are our responses:

     1. Please refer to our prior comment 11 from our letter dated September 13, 2005 regarding your outstanding shares having apparently exceeded your authorized shares at December 31, 2004. It is unclear how this does not result in you issuing shares that were not authorized. Please explain.

  Answer: Please note that all  stockholders  of record who owned  greater  than
          2,001 shares of the Company's common stock agreed to waive their right to receive shares pursuant to the 5 for 1 forward split effected on February 15, 2005. Accordingly, each of such shareholders signed a Shareholder Waiver Agreement dated February 14, 2005 which have been included in this amended SB-2 as exhibits. Pursuant to such waivers, these shareholders were not issued shares pursuant to the stock split as they had relinquished all rights to such shares. Accordingly, the Company has amended its financial statements for the year ended December 31, 2004 and for the quarter ended September 30, 2005 so as to not apply the forward split to the shares held by the waiving shareholders. Therefore, the revised financial statements reflect the accurate number of shares outstanding which do not exceed the number of shares authorized. In addition, the financial statements have been revised to treat the common stock split as a stock dividend for accounting purposes, as the stock split did not result in a corresponding decrease in the par or stated value per share.

          Additionally, please note that in the Company's prior letter responses, it was stated that no waivers existed. Please note that such statement was incorrect. The waivers were executed by the waiving shareholders on February 14, 2005; however, the Company decided not to use such waivers and to treat the waiving shareholders for accounting purposes as having retired their shares as an in-kind contribution back to the Company. Although such shares were never in fact issued to the waiving shareholders who in fact had no right to such shares, this accounting application had the effect of presenting more shares outstanding than were authorized in the Company's financial statements. Therefore, the Company has accepted the shareholder's waivers and corrected the financial statements for the year ended December 31, 2004 and for the quarter ended September 30, 2005 to accurately reflect that the waiving shareholders had in fact waived their right to the forward split shares and that the forward split did not apply to the waiving shareholders.

     2. Please reconcile the exercise prices of the stock options mentioned on pages 13 and 14.

  Answer: The SB-2 has been amended to correctly reflect the exercise price of $0.50 for the stock options held by Christopher Lee Miles.



ANSLOW & JACLIN, LLP


BY: /s/ GREGG E. JACLIN
   -------------------
   GREGG E. JACLIN